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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                                ARC Capital, Inc.
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                   002044 10 5
                                 (CUSIP Number)


      Alan Steel, 2067 Commerce Drive, Medford, Oregon 97504, 541-776-7700 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                January 10, 1997
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Exhibit Index at Page 4
                                SEC 1746 (12-91)

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  002044 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William J. Young
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)
                                                                       (b)

--------------------------------------------------------------------------------
     3    SEC USE ONLY


--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*
          OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        1,500,000
                            ----------------------------------------------------
         NUMBER OF                 8    SHARED VOTING POWER
          SHARES
       BENEFICIALLY                     63,500
       OWNED BY EACH
         REPORTING
        PERSON WITH
                            ----------------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        1,500,000
                            ----------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        63,500
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,563,500
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.4%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.

         This report relates to the Class A Common Stock, no par value, of ARC Capital, Inc. a California corporation (the "Issuer"). The principal executive officers are:


     Name                    Address                       Title

William J. Young        2067 Commerce Drive       Chairman, President and Chief
                        Medford, OR 97504         Executive Officer

Alan Steel              2067 Commerce Drive       Vice President Finance and
                        Medford, OR 97504         Chief Financial Officer


Item 2.  Identity and Background.

     (a)  The person filing this statement is William J. Young.

     (b) The principal business address of Mr. Young is 2067 Commerce Drive, Medford, Oregon 97504.

     (c) Mr. Young's principal occupation is Chairman, President and CEO of ARC Capital, Inc., which engages in the business of manufacturing automated visual recognition and defect removal equipment, and the principal executive offices of which are located at 2067 Commerce Drive, Medford, Oregon 97504.

     (d) Mr. Young has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Young was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

     (f) Mr. Young is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Company issued to Mr. Young, in recognition of his good work and service in management of the Company, shares of Class A Common Stock ("Common Stock") and options to purchase shares of Common Stock. No additional consideration has been provided at this time. However, the terms of the options covering 500,000 shares of Common Stock provide for an exercise price of $1.00 per share. See Section 1 of the Incentive Stock Option Agreement attached hereto as Exhibit B and incorporated herein by reference. See also Section 1 of the Nonqualified Stock Option Agreement attached hereto as Exhibit C and incorporated herein by reference. In addition, the lapse of certain restrictions covering 952,000 shares of Common Stock is conditioned upon the payment of $1.80 per share. See Sections 2 and 3 of the ARC Capital Restricted Stock Agreement attached hereto as Exhibit A and incorporated herein by reference. Mr. Young purchased Class A and Class B Warrants, which are publicly traded, on the open market using his personal funds. No portion of such funds were borrowed. The Class A Warrants are convertible into 7,000 shares of Common Stock, which have a conversion price of $2.84 per share, and 5,000 Class B Warrants. The Class B Warrants, including the 5,000 Class B Warrants received upon conversion of the Class A Warrants, are convertible into 77,000 shares of Common Stock, which have a conversion price of $4.17 per share. Mr. Young has also purchased 27,500 shares of Common Stock on the open market using his personal funds. No portion of such funds were borrowed.

Item 4.  Purpose of Transaction.

     Pursuant to its 1997 Restricted Stock Plan and 1994 Stock Option Plan, each of which meets the requirements of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Issuer has issued shares of Class A Common Stock ("Common Stock") and options exercisable for shares of Common stock to certain employees, including Mr. Young, in recognition of their good work and service, and as an incentive to remain in the employ of the Issuer. Mr. Young has acquired such securities for purposes of investment.

     Mr. Young has also acquired shares of Common Stock, as well as Class A Warrants and Class B Warrants which are convertible into shares of Common Stock, on the open market for purposes of investment. Depending upon market conditions and other factors that Mr. Young deems material to his investment decision, Mr. Young may purchase additional shares of Common Stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of Common Stock or other securities of the Issuer that he now owns or hereafter may acquire. Other than as set forth above, Mr. Young has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Young is the beneficial owner of 1,563,500 shares of the Class A Common Stock of the Issuer, constituting 11.4% of such class.

     (b) Mr. Young has sole power to vote, direct the vote of, dispose of, and direct the disposition of 1,500,000 of the shares described in (a) above, and has shared power to vote, direct the vote of, dispose, and direct the disposition of 63,500 of the shares described in (a) above.

     (c) Not applicable.

     (d) The dividends and proceeds from disposition of 39,500 shares of Class A Common Stock beneficially owned by Mr. Young are held in trust for the benefit of a third person.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     952,000 shares of Class A Common Stock beneficially owned by Mr. Young are subject to the ARC Capital Restricted Stock Agreement dated January 10, 1997 between Mr. Young and the Issuer, attached hereto as Exhibit A. The relevant sections affecting such securities are Section 2 "Restrictions; Forfeitability,"
Section 3 "Payment When Restrictions Lapse," Section 5 "Nontransferability; Legend," and Section 7 "Dissolution of the Company." 434,781 shares of Class A Common Stock underlying options owned by Mr. Young and exercisable within the next 60 days are subject to certain restrictions in the Incentive Stock Option agreement dated February 5, 1995 between William Young and the Issuer, attached hereto as Exhibit B. The relevant sections affecting such securities are Section 6 "Nontransferability," Section 9 "Restrictions on Transfer of Shares," Section 12 "Sale or other Disposition," and Section 13 "180-Day Holdback." 65,219 shares of Class A Common Stock underlying options owned by Mr. Young and exercisable within the next 60 days are subject to certain restrictions in the Nonqualified Stock Option Agreement dated February 5, 1995 between Mr. Young and the Issuer, attached hereto as Exhibit C. The relevant sections affecting such securities are Section 6 "Nontransferability," Section 9 "Restrictions on Transfer of Shares," Section 12 "Sale or other Disposition," and Section 13 "180-Day Holdback." The relevant sections specified in this Item 6 are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

     Three exhibits are filed herewith. Exhibit A is the ARC Capital Restricted Stock Agreement dated January 10, 1997 between Mr. Young and ARC Capital, Inc. Exhibit B is the Incentive Stock Option Agreement dated February 5, 1995 between Mr. Young and Applied Laser Systems (predecessor of ARC Capital, Inc.) relating to the Applied Laser Systems 1994 Stock Option Plan. Exhibit C is the Nonqualified Stock Option Agreement dated February 5, 1995 between Mr. Young and Applied Laser Systems relating to the Applied Laser Systems 1994 Stock Option Plan.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 10, 1997                       ---------------------------------
                                                       William J. Young

                                  Exhibit Index

A.       ARC Capital Restricted Stock Agreement
                  dated January 10, 1997 between Mr. Young
                  and ARC Capital, Inc........................................ 5

B.       Incentive Stock Option Agreement
                  dated February 5, 1995 between Mr. Young
                  and Applied Laser Systems (predecessor to
                  ARC Capital, Inc.)relating to the Applied
                  Laser Systems 1994 Stock Option Plan........................ 6

C.       Nonqualified Stock Option Agreement
                  dated February 5, 1995 between Mr. Young
                  and Applied Laser Systems relating to the Applied
                  Laser Systems 1994 Stock Option Plan........................ 7